Aeterna Zentaris Inc.

315 Sigma Drive

Summerville, South Carolina 29486

April 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ada D. Sarmento

Re:	Aeterna Zentaris Inc.
Registration Statement on Form F-3
File No. 333-254680

Dear Ms. Sarmento:

Reference is made to the Registration Statement on Form F-3 (File No. 333-254680) filed by Aeterna Zentaris Inc. (the “Company”) with the U.S. Securities and Exchange Commission on March 25, 2021 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 4:30 p.m. Eastern Time on Tuesday, April 6, 2021, or as soon as practicable thereafter.

Please call Alexander Dinur (973-422-6732) at Lowenstein Sandler LLP to confirm that the Registration Statement has been declared effective. Thank you.

Very truly yours,

Aeterna Zentaris Inc.

By:	/s/ Klaus Paulini, Ph.D.
Name:	Klaus Paulini, Ph.D.
Title:	President and Chief Executive Officer